

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my



BY COURIER

Our Ref : KLK/SE

24 February 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (formerly Kuala Lumpur Stock Exchange, Malaysia) for your records :

PROCESSED
MAR 07 2005
THOMSON
FINANCIAL

DATE	TITLE
	GENERAL ANNOUNCEMENT
26 Jan. 2005	Kuala Lumpur Kepong Berhad ("KLK" or "Company") Kuala Lumpur High Court Suit D4-22-1805-2004
14 Feb. 2005	Schedule for Release of 1st Quarter Results
15 Feb. 2005	Listed Companies' Crop – January 2005
15 Feb. 2005	Members' Voluntary Liquidation : 1. Beauty Basics Limited ("Beauty Basics") 2. KLK Cosmetics Limited ("KLK Cosmetics") 3. Zenithpeak Limited ("Zenithpeak")
23 Feb. 2005	Thirty-Second Annual General Meeting ("AGM") and Extraordinary General Meeting ("EGM") held on 23 February 2005
23 Feb. 2005	Delisting of Kuala Lumpur Kepong Berhad Shares From the Official List of The London Stock Exchange ("LSE") and Closure of the United Kingdom Branch Register ("UKB")
	FINANCIAL RESULTS
23 Feb. 2005	1st Quarterly Report
	CHANGE IN BOARDROOM
23 Feb. 2005	Retirement of Director – Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman
23 Feb. 2005	Retirement of Director – Charles Letts
23 Feb. 2005	Retirement of Director – Yeoh Chin Hin

dlw 3/7

23 Feb. 2005 Cessation of Alternate Director – Yeoh Eng Khoon
23 Feb. 2005 Cessation of Member of Audit Committee – Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman
24 Feb. 2005 Appointment of Director – Yeoh Eng Khoon

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD



[J. C. Lim]
Company Secretary

cc JP Morgan Chase Bank
20 / F., Chater House, 8 Connaught Road, Central, Hong Kong

Attention : Ms Tintin Subagyo



Form Version 2.0

General Announcement

Initiated by MB_CIMB on 26/01/2005 05:19:00 PM
Submitted by MB_CIMB on 26/01/2005 06:34:29 PM
Reference No MM-050126-62339
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

New Announcement

	Submitting Merchant Bank (if applicable)	:	COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	KUALA LUMPUR KEPONG BERHAD
*	Stock name	:	KLK
*	Stock code	:	2445
*	Contact person	:	LENA BAN
*	Designation	:	EXECUTIVE
*	Contact number	:	03-2084 8895
	E-mail address	:	lenaban@cimb.com.my

* Type : Announcement

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK" OR "COMPANY")
KUALA LUMPUR HIGH COURT SUIT D4-22-1805-2004

* **Contents :-**

We refer to the announcement made on 3 January 2005.

On behalf of KLK, we wish to announce that the following applications ("Applications") came up for hearing on 24 January 2005:

(i) Application by Glamour Green Sdn Bhd on 16 December 2004 for an injunction against AmBank Berhad, KLK and Ablington Holdings Sdn Bhd ("AHSB") alleging wrongful sale of the 35 million ordinary shares of RM1.00 each in Ladang Perbadanan-Fima Berhad ("LPF"); and

(ii) Application by KLK and AHSB on 29 December 2004 for an order from the High Court of Malaya at Kuala Lumpur ("Court") for the preservation of assets in LPF.

The Court has adjourned the Applications for mention on 7 February 2005 whereby the Court will then give further instructions on how the Applications should proceed and thereafter fix a date for hearing. As such, further announcements will be made only when there is a material development in respect of the Applications.

(This announcement is dated 26 January 2005)

u:\cf-lck\klk\announcement\pr5(hearing adj).doc



Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **14/02/2005 12:25:36 PM**
Reference No **KL-050214-7A4F9**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** **Reply to query**

* Subject :
Schedule for Release of 1st Quarter Results

* **Contents :-**

We wish to advise that the 1st Quarter Results (October to December 2004) of the KLK Group is scheduled for release on Wednesday, 23 February 2005 evening.

ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **15/02/2005 12:15:16 PM**
Reference No **KL-050215-6A64D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
January 2005

* **Contents :-**

We submit below the crop figures for the month of **January 2005** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2004		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	182,327	170,317	195,902
Crude Palm Oil (mt)	39,608	35,989	41,168
Palm Kernel (mt)	9,354	8,394	9,764
Rubber (kg)	2,307,079	1,763,548	2,695,441

	2005								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	**174,574**								
Crude Palm Oil (mt)	**36,862**								
Palm Kernel (mt)	**8,852**								
Rubber (kg)	**2,599,876**								

/gcs



Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 15/02/2005 04:58:38 PM
Reference No KL-050215-9976A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Members' Voluntary Liquidation
1. **Beauty Basics Limited ("Beauty Basics")**
2. **KLK Cosmetics Limited ("KLK Cosmetics")**
3. **Zenithpeak Limited ("Zenithpeak")**

* **Contents :-**

We wish to advise that Beauty Basics, KLK Cosmetics and Zenithpeak, all three inactive wholly-owned subsidiaries of Standard Soap Company Limited ("Standard Soap") have been placed under members' voluntary liquidation in accordance with the United Kingdom Companies Act, 1985 and the Insolvency Act 1986. Standard Soap is a wholly-owned subsidiary of KLK.

Mr Peter M Levy has been appointed as liquidator for the above companies.

Other than the liquidation expenses, there are no losses nor material financial effects on the Group's net tangible assets and earnings per share arising from these liquidations.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

sh



Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 23/02/2005 03:24:42 PM
Reference No KL-050223-6DED2

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

THIRTY-SECOND ANNUAL GENERAL MEETING ("AGM") AND EXTRAORDINARY GENERAL MEETING ("EGM") HELD ON 23 FEBRUARY 2005

* **Contents :-**

KLK wishes to advise that all the ordinary resolutions as set out in the Notice of Meeting and Notice of EGM both dated 6 January 2005 were duly passed by the shareholders at the thirty-second AGM and EGM of KLK respectively held earlier today.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

/fsc



Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 23/02/2005 05:02:53 PM
Reference No KL-050223-9449C

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Delisting of Kuala Lumpur Kepong Berhad Shares From the Official List of The London Stock Exchange ("LSE")
And Closure of the United Kingdom Branch Register ("UKB")

* **Contents :-**

We wish to announce that KLK will be delisting its shares from the LSE effective on 1 May 2005. The decision to delist from the LSE is based on the low trading volumes, small number of UK-registered shareholders and the expenses incurred in maintaining a LSE Listing and the UKB.

An information circular containing details of the delisting will be despatched to shareholders registered on the UKB in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

Financial Results

Submitted by **KUALA LUMPUR KEPONG** on **23/02/2005 05:03:02 PM**
Reference No **KL-050223-F2582**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **31/12/2004**

*** Quarter** : ● **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**

*** Financial Year End** : **30/09/2005**

*** The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

qtrly rpt.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2004**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2004	31/12/2003	31/12/2004	31/12/2003
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	1,075,289	992,634	1,075,289	992,634
2	Profit/(loss) before tax	204,647	170,256	204,647	170,256
3	Profit/(loss) after tax and minority interest	155,329	121,147	155,329	121,147

4	Net profit/(loss) for the period	155,329	121,147	155,329	121,147
5	Basic earnings/(loss) per share (sen)	21.88	17.06	21.88	17.06
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	5.8000	5.5500

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2004	31/12/2003	31/12/2004	31/12/2003
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	198,660	167,352	198,660	167,352
2	Gross interest income	4,551	4,591	4,551	4,591
3	Gross interest expense	1,939	1,953	1,939	1,953

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the first quarter ended 31 December 2004
(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 December		3 months ended 31 December	
	2004	2003	2004	2003
	RM'000	RM'000	RM'000	RM'000
Revenue	1,075,289	992,634	1,075,289	992,634
Operating expenses	(882,637)	(830,986)	(882,637)	(830,986)
Other operating income	6,008	5,704	6,008	5,704
Operating profit	198,660	167,352	198,660	167,352
Finance cost	(1,939)	(1,953)	(1,939)	(1,953)
Share of results of associated companies	7,926	4,857	7,926	4,857
Profit before taxation	204,647	170,256	204,647	170,256
Tax expense	(45,840)	(41,962)	(45,840)	(41,962)
Profit after taxation	158,807	128,294	158,807	128,294
Minority interests	(3,478)	(7,147)	(3,478)	(7,147)
Net profit for the period	155,329	121,147	155,329	121,147
	Sen	Sen	Sen	Sen
Earnings per share - Basic	21.88	17.06	21.88	17.06
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2004.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 31 December 2004
(The figures have not been audited.)

	31 December 2004 RM'000	30 September 2004 RM'000
Property, plant and equipment	2,375,569	2,352,652
Land held for property development	194,392	194,389
Associated companies	510,939	493,443
Other investments	144,200	94,579
Deferred tax assets	4,254	5,176
Intangible assets	20,044	19,060
Goodwill on consolidation	60,369	60,369
	3,309,767	3,219,668
Current assets		
Inventories	513,003	511,975
Trade and other receivables	545,281	507,965
Property development costs	21,171	20,489
Cash and cash equivalents	640,202	636,264
	1,719,657	1,676,693
Current liabilities		
Trade and other payables	322,422	332,023
Taxation	21,733	50,340
Borrowings	104,869	130,085
Finance leases	197	178
	449,221	512,626
Net current assets	1,270,436	1,164,067
	4,580,203	4,383,735
Share capital	712,516	712,516
Reserves	3,500,478	3,322,593
	4,212,994	4,035,109
Less: Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,199,547	4,021,662
Minority interests	144,250	137,894
Long term and deferred liabilities		
Deferred tax liabilities	165,395	158,662
Provision for retirement benefits	42,247	40,456
Borrowings	28,588	24,849
Finance leases	176	212
	236,406	224,179
	4,580,203	4,383,735
Net tangible assets per share (RM)	5.80	5.55

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2004.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the first quarter ended 31 December 2004
(The figures have not been audited.)

	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	General reserve	Revenue reserve	Treasury shares	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2004	712,516	1,195,172	49,745	14,867	96,357	14,337	1,952,115	(13,447)	4,021,662
Net gain not recognised in the income statement	-	-	-	-	22,500	-	56	-	22,556
Net profit for the period	-	-	-	-	-	-	155,329	-	155,329
Transfer from capital reserve to revenue reserve	-	(1,263)	-	-	-	-	1,263	-	-
At 31 December 2004	712,516	1,193,909	49,745	14,867	118,857	14,337	2,108,763	(13,447)	4,199,547
At 1 October 2003	712,516	1,158,255	49,745	11,735	97,626	14,337	1,745,064	(13,447)	3,775,831
Net (loss)/gain not recognised in the income statement	-	(7)	-	-	28,374	-	-	-	28,367
Net profit for the period	-	-	-	-	-	-	121,147	-	121,147
Transfer from revenue reserve to capital reserve	-	2,154	-	-	-	-	(2,154)	-	-
At 31 December 2003	712,516	1,160,402	49,745	11,735	126,000	14,337	1,864,057	(13,447)	3,925,345

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2004.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the first quarter ended 31 December 2004

(The figures have not been audited.)

	3 months ended 31 December	
	2004	2003
	RM'000	RM'000
Cash Flows from Operating Activities		
Profit before taxation	204,647	170,256
Adjustment for non-cash flow :-		
Non-cash items	19,214	19,507
Non-operating items	(3,116)	(2,948)
Operating profit before working capital changes	220,745	186,815
Working capital changes :-		
Net change in current assets	(70,806)	795
Net change in current liabilities	(9,528)	14,108
Cash generated from operations	140,411	201,718
Interest paid	(2,012)	(1,953)
Tax paid	(28,831)	(25,094)
Retirement benefit paid	(290)	(1,214)
Net cash generated from operating activities	109,278	173,457
Cash Flow from Investing Activities		
Equity investments	(34,290)	12,176
Other investments	(43,023)	(37,716)
Net cash used in investing activities	(77,313)	(25,540)
Cash Flow from Financing Activities		
Bank borrowings	(11,394)	(39,855)
Dividends paid to minority shareholders	-	(787)
Issue of shares to minority shareholder	2,982	-
Net cash used in financing activities	(8,412)	(40,642)
Net increase in cash and cash equivalents	23,553	107,275
Cash and cash equivalents at 1 October	611,261	581,962
	634,814	689,237
Foreign exchange difference on opening balance	(4,449)	(3,787)
Cash and cash equivalents at 31 December	630,365	685,450

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2004.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report

A Explanatory Notes as required by MASB 26

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with Malaysian Accounting Standards Board ("MASB") 26 - Interim Financial Reporting.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the financial statements for the year ended 30 September 2004.

A2. Audit Report

The audit report for the financial year ended 30 September 2004 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A6. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A7. Dividends Paid

There were no dividend paid during the financial quarter ended 31 December 2004 (31 December 2003 : Nil).

A8. Segment Information

Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on current market prices.

	3 months ended 31 December			
	Revenue		Profit before tax	
	2004	2003	2004	2003
	RM'000	RM'000	RM'000	RM'000
Plantation	431,003	369,923	120,422	82,704
Manufacturing	366,706	337,949	22,765	25,483
Retailing	296,076	274,579	49,195	48,421
Property development	3,530	12,678	536	3,301
Investment holding	20,545	24,364	5,055	4,900
Others	9,338	9,088	1,403	3,745
	1,127,198	1,028,581	199,376	168,554
Inter-segment elimination	(51,909)	(35,947)	-	-
	1,075,289	992,634	199,376	168,554
Corporate			(716)	(1,202)
			198,660	167,352
Finance cost			(1,939)	(1,953)
Share of results of associated companies			7,926	4,857
			204,647	170,256

A9. Valuations of Property, Plant and Equipment

The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Events Subsequent to Balance Sheet Date

In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the interim financial statements.

A11. Changes in the Composition of the Group

(a) Kepong Plantations Berhad (In Members' Voluntary Winding-Up), a wholly-owned subsidiary of the Company was dissolved pursuant to Section 272(5) of the Companies Act, 1965 and ceased to be a subsidiary of the Company on 16 December 2004.

(b) Demuth Limited and Personality Beauty Products Limited, both inactive wholly-owned subsidiaries of Standard Soap Company Limited ("Standard Soap") were dissolved pursuant to Section 652A of the United Kingdom Companies Act, 1985 and ceased to be subsidiaries of Standard Soap on 28 December 2004. Standard Soap is a wholly-owned subsidiary of the Company.

A12. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance

For the 1st quarter under review, the Group recorded a profit before taxation of RM204.6 million, an improvement of 20.2% over that of the preceding year's same quarter largely due to increased contribution from the plantation sector which recorded a higher turnover. The other sectors of the Group reported marginal changes in their results.

B2. Variation of Results to Preceding Quarter

The Group's pre-tax profit for the current quarter under review increased 34.1% to RM204.6 million when compared to the previous quarter's profit. Earnings from retailing had improved owing to seasonal sales and the manufacturing sector had also recorded better profit performance for the current quarter.

B3 Current Year Prospects

With the weaker palm oil prices, the Directors are of the opinion that the profit before tax would be lower for the current financial year, despite the expected higher FFB production and the anticipated increase in earnings from the manufacturing sector.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 31 December		Cumulative Quarter 3 months ended 31 December	
	2004	2003	2004	2003
	RM'000	RM'000	RM'000	RM'000
Current tax expense				
Malaysian taxation	27,880	19,625	27,880	19,625
Overseas taxation	7,972	10,137	7,972	10,137
	35,852	29,762	35,852	29,762
Deferred tax relating to origination of temporary differences	7,767	9,734	7,767	9,734
	43,619	39,496	43,619	39,496
(Over)/Under provision in respect of previous year				
Malaysian taxation	(136)	1,434	(136)	1,434
Overseas taxation	178	-	178	-
	42	1,434	42	1,434
	43,661	40,930	43,661	40,930
Share of associated companies' taxation	2,179	1,032	2,179	1,032
	45,840	41,962	45,840	41,962

The effective tax rates for the current quarter and year to-date are lower than the statutory tax rate due principally to availability of tax incentives and utilisation of previously unrecognised tax losses.

B6. Sale of Unquoted Investments and Properties

(a) There was no sale of unquoted investments during the financial quarter ended 31 December 2004 (31 December 2003 : Nil).

(b) Sale of properties

	Individual Quarter 3 months ended 31 December		Cumulative Quarter 3 months ended 31 December	
	2004	2003	2004	2003
	RM'000	RM'000	RM'000	RM'000
Surplus arising from government acquisitions of land	1,259	-	1,259	-

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter 3 months ended 31 December		Cumulative Quarter 3 months ended 31 December	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Purchases of quoted securities	59,259	9,992	59,259	9,992
Sales proceeds of quoted securities	7,562	10,162	7,562	10,162
(Loss)/Surplus on sales of quoted securities	(2,522)	2,154	(2,522)	2,154

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	31 December 2004 RM'000	30 September 2004 RM'000
At cost		
Associated companies	156,322	156,322
Other investments	140,243	90,926
	296,565	247,248
At carrying value less allowance		
Associated companies	400,031	383,762
Other investments	138,872	89,555
	538,903	473,317
At market value		
Associated companies	664,877	559,873
Other investments	181,017	115,748
	845,894	675,621

B8. Status of Corporate Proposals Announced

There were no corporate proposals announced but not completed at the date of this report.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	31 December 2004		30 September 2004	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	55,431	GBP7,580	56,379	GBP8,244
	1,780	CAD565	1,689	CAD565
	5,272	HKD10,800	5,204	HKD10,688
	296	AUD100	4,767	AUD1,750
	62,779		68,039	
- Unsecured	18,453	Rmb40,203	23,043	Rmb50,203
	81,232		91,082	

	31 December 2004		30 September 2004	
		Amount in Foreign Currency		Amount in Foreign Currency
	RM'000	'000	RM'000	'000
(ii) Bank Overdraft				
- Secured	5,104	USD1,344	12,317	USD3,243
	-		4,999	GBP731
	-		4,794	CAD1,602
	5,104		22,110	
- Unsecured	4,698	GBP643	2,893	GBP423
	35		-	
	9,837		25,003	
(iii) Short Term Borrowing				
- Unsecured	13,800		14,000	
Total repayable within 12 months	104,869		130,085	
(b) Repayable after 12 months :-				
Term Loans				
- Secured	2,254	CAD716	1,580	CAD526
	8,042	GBP1,100	10,689	GBP1,564
	-		1,183	HKD2,433
	10,296		13,452	
- Unsecured	18,292	USD4,815	11,397	USD3,000
Total repayable after 12 months	28,588		24,849	

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 17 February 2005 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Currency	Contract Amount	Equivalent Amount	Mature within One Year	Mature in the Second Year
		Million	RM million	RM million	RM million
(a) Sale contracts	GBP	12.1	85.5	85.5	-
	AUD	0.8	2.2	2.2	-
	NZD	0.7	1.9	1.9	-
	EURO	2.1	10.6	10.6	-
	USD	284.7	1,081.4	1,043.7	37.7
(b) Purchase contracts	EURO	1.0	5.0	5.0	-
	USD	3.2	12.8	12.6	0.2
	GBP	4.3	29.9	27.2	2.7

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigation

On 14 December 2004, Ablington Holdings Sdn Bhd ("AHSB"), a wholly-owned subsidiary of KL-Kepong Equity Holdings Sdn Bhd which in turn is wholly-owned by the Company, had acquired 35,000,000 ordinary shares of RM1.00 each in Ladang Perbadanan-Fima Berhad ("LPF"), representing approximately 30.6% equity interest therein, for a total consideration of RM99,750,000 or RM2.85 per share ("the Acquisition"). The Acquisition was effected as a direct business transaction in accordance with the rules and regulations of Bursa Malaysia Securities Berhad.

The Company had earlier announced on 29 October 2004 that AHSB acquired 17,600,000 LPF shares, representing approximately 15.4% of the issued and paid-up share capital of LPF. This, together with the Acquisition, resulted in AHSB holding a total of 52,600,000 LPF shares, representing approximately 46.0% of the issued and paid-up share capital of LPF. In consequence thereof, pursuant to Section 33B(2) of The Securities Commission Act, 1993 and Part II of the Malaysian Code on Take-Overs and Mergers, 1998, AHSB was obliged to extend a conditional mandatory offer to the shareholders of LPF for the remaining 61,700,000 LPF shares not already owned by AHSB ("the MGO").

On 16 December 2004, Glamour Green Sdn Bhd ("GGSB") obtained an ex-parte interim injunction against the Company and AHSB restraining Ambank Berhad, the Company and AHSB from dealing with the 35,000,000 LPF shares which AHSB acquired on 14 December 2004, and AHSB from continuing with the MGO.

On 22 December 2004, the Company and AHSB obtained an interim order from the High Court of Malaya (the "Court") at Kuala Lumpur for the preservation of assets in LPF.

The Court has fixed GGSB's application for injunction and KLK/AHSB's application for the preservation of assets in LPF, for mention on 4 March 2005 whereby the Court will then give further instructions on how the applications should proceed and thereafter fix a date for hearing.

B12. Dividend

(a) The Directors do not recommend the payment of dividend for the first quarter ended 31 December 2004 (31 December 2003 : Nil).

(b) The total dividend for the current financial year is Nil (2003 : Nil) per share less 28% Malaysian income tax.

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period by the weighted average number of shares of the Company in issue during the period.

		Individual Quarter		Cumulative Quarter	
		3 months ended 31 December		3 months ended 31 December	
		2004	2003	2004	2003
(a)	Net profit for the period (RM'000)	155,329	121,147	155,329	121,147
(b)	Weighted average number of shares	709,977,128	709,977,128	709,977,128	709,977,128
(c)	Earnings per share (sen)	21.88	17.06	21.88	17.06

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

23 February 2005

Form Version 2.0

Change in Boardroom

Submitted by **KUALA LUMPUR KEPONG** on **23/02/2005 05:02:54 PM**
Reference No **KL-050223-AF581**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Date of change	:	**23/02/2005**
* Type of change	:	**Retirement**
* Designation	:	**Non-Executive Director**
* Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman**
* Age	:	**76**
* Nationality	:	**Malaysian**
* Qualifications	:	**Graduated from the Royal Military Academy, Sandhurst, UK; the School of Infantry Warminster, UK; the Defence Services Staff College, Wellington, India; the School of Infantry, Mhow, India and the Joint Services Staff College, Latimer, UK. He obtained his Masters and Doctorate in Business Administration from the Pacific Western University, USA.**
* Working experience and occupation	:	**Had previously served in various staff and command appointments in the Malaysian Armed Forces till his early retirement in 1977 as General Officer Commanding-in-Chief. Upon his retirement from the military, he has previously held directorships in various public listed companies as well as running his own family business.**
* Directorship of public companies (if any)	:	**None**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**None**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**

Remarks :

Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman retired from the Board pursuant to Section 129(2) of the Companies Act, 1965 at the Annual General Meeting held today and did not seek re-appointment. He, therefore, ceased as a Director of KLK.

Form Version 2.0

Change in Boardroom

Submitted by **KUALA LUMPUR KEPONG** on **23/02/2005 05:02:55 PM**
Reference No **KL-050223-AF582**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

---

*	Date of change	: **23/02/2005**
*	Type of change	: **Retirement**
*	Designation	: **Non-Executive Director**
*	Directorate	: ○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
*	Name	: **Charles Letts**
*	Age	: **86**
*	Nationality	: **British**
*	Qualifications	: **-**
*	Working experience and occupation	: **In the British Armed Forces during World War II and thereafter in the British Foreign Office. Was a main Board Director of Jardine Matheson & Co. Ltd. for 15 years then set up his own business. Thereafter he held directorships and advisory posts in companies covering a wide range of industries in various countries. Originally served as Honorary Consul for Brazil in Singapore and now as Honorary Consul for Portugal in Singapore.**
*	Directorship of public companies (if any)	: **Batu Kawan Berhad**
*	Family relationship with any director and/or major shareholder of the listed issuer	: **None**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: **He holds 456,000 shares in KLK and does not have any interests in the shares of KLK's subsidiaries.**
*	Compliance with Paragraph 15.02 of the Listing Requirements	: ● **Yes** ○ **No**

Remarks :

Mr. Charles Letts retired pursuant to Section 129(2) of the Companies Act, 1965 at the Annual General Meeting held today and did not seek re-appointment. He, therefore, ceased as a Director of KLK.

sh

Form Version 2.0

Change in Boardroom

Submitted by **KUALA LUMPUR KEPONG** on **23/02/2005 05:02:56 PM**
Reference No **KL-050223-AF583**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Date of change	:	**23/02/2005**
* Type of change	:	**Retirement**
* Designation	:	**Non-Executive Director**
* Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Yeoh Chin Hin**
* Age	:	**84**
* Nationality	:	**Malaysian**
* Qualifications	:	**-**
* Working experience and occupation	:	**Previously served as a director of United Malayan Banking Corporation Bhd. for 20 years.**
* Directorship of public companies (if any)	:	**Batu Kawan Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**Father to Mr. Yeoh Eng Khoon (Alternate Director).**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Mr. Yeoh Chin Hin's direct and indirect shareholdings in KLK are 1,050,000 shares and 80,000 shares respectively. He does not have any interests in the shares of KLK's subsidiaries.**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**

Remarks :

Mr. Yeoh Chin Hin retired pursuant to Section 129(2) of the Companies Act, 1965 at the Annual General Meeting held today and did not seek re-appointment. He, therefore, ceased as a Director of KLK.

sh

Form Version 2.0

Change in Boardroom

Submitted by **KUALA LUMPUR KEPONG** on **23/02/2005 05:07:21 PM**
Reference No **KL-050223-0AD2E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Date of change	:	**23/02/2005**
* Type of change	:	**Cessation**
* Designation	:	**Alternate Director**
* Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Yeoh Eng Khoon**
* Age	:	**57**
* Nationality	:	**Malaysian**
* Qualifications	:	**Bachelor of Arts (Honours) in Economics (Business Administration) from the University of Malaya in 1968 and was called to the Bar of England and Wales at Lincoln's Inn in 1979.**
* Working experience and occupation	:	**Previous work experience in banking, manufacturing and the retail business. He is currently the legal consultant to the KLK Group.**
* Directorship of public companies (if any)	:	**Batu Kawan Berhad and See Sen Chemical Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**Son of Mr. Yeoh Chin Hin**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Mr. Yeoh's direct and indirect shareholdings in KLK are 240,000 shares and 2,120,000 shares respectively. He does not have any interest in the shares of KLK's subsidiaries.**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**

Remarks :

Mr. Yeoh Eng Khoon is the Alternate Director to Mr. Yeoh Chin Hin who retired as a Director of KLK with effect from today. He, therefore, ceased as an Alternate Director of KLK.

sh



Form Version 2.0

Change in Audit Committee

Submitted by KUALA LUMPUR KEPONG on 23/02/2005 05:03:01 PM
Reference No KL-050223-AF585

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Date of change	:	**23/02/2005**
* Type of change	:	**Cessation**
* Designation	:	**Member of Audit Committee**
* Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman**
* Age	:	**76**
* Nationality	:	**Malaysian**
* Qualifications	:	**Graduated from the Royal Military Academy, Sandhurst, UK; the School of Infantry Warminster, UK; the Defence Services Staff College, Wellington, India; the School of Infantry, Mhow, India and the Joint Services Staff College, Latimer, UK. He obtained his Masters and Doctorate in Business Administration from the Pacific Western University, USA.**
* Working experience and occupation	:	**Had previously served in various staff and command appointments in the Malaysian Armed Forces till his early retirement in 1977 as General Officer Commanding-in-Chief. Upon his retirement from the military, he has previously held directorships in various public listed companies as well as running his own family business.**
* Directorship of public companies (if any)	:	**None**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**None**
* Composition of Audit Committee (Name and Directorate of members after change)	:	**YM Tengku Robert Hamzah (Chairman, Independent Non-Executive Director)** **Datuk Abdul Rahman bin Mohd. Ramli (Non-Independent Non-Executive Director)**
* Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)		● **Yes** ○ **No**

Form Version 2.0

Change in Boardroom

Submitted by **KUALA LUMPUR KEPONG** on **24/02/2005 05:02:02 PM**
Reference No **KL-050224-0F626**

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Kuala Lumpur Kepong Berhad**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**J. C. Lim**
*	Designation	:	**Company Secretary**

---

*	Date of change	:	**24/02/2005**
*	Type of change	:	**Appointment**
*	Designation	:	**Non-Executive Director**
*	Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
*	Name	:	**Yeoh Eng Khoon**
*	Age	:	**57**
*	Nationality	:	**Malaysian**
*	Qualifications	:	**Bachelor of Arts (Honours) in Economics (Business Administration) from the University of Malaya in 1968 and was called to the Bar of England and Wales at Lincoln's Inn in 1979.**
*	Working experience and occupation	:	**Previous work experience in banking, manufacturing and the retail business. He was an Alternate Director of KLK and Batu Kawan Berhad. He is currently the Legal Consultant to the KLK Group.**
*	Directorship of public companies (if any)	:	**See Sen Chemical Berhad**
*	Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Mr. Yeoh's direct and indirect shareholdings in KLK are 240,000 shares and 2,120,000 shares respectively. He does not have any interest in the shares of KLK's subsidiaries.**
*	Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**
	Remarks	:	

sh